November 6, 2026

Neiman Funds

305 Spindrift Drive

Williamsville, New York 14221

Trustees:

This letter is in response to your request for our opinion in connection with the filing of Post-Effective Amendment No. 76 to the Registration Statement, File Nos. 333-102844 and 811-21290 (the "Registration Statement") of Neiman Funds (the "Trust").

We have examined a copy of the Trust's Agreement and Declaration of Trust, the Trust's By-laws, the Trust's record of the various actions by the Trustees thereof, and all such agreements, certificates of public officials, certificates of officers and representatives of the Trust and others, and such other documents, papers, statutes and authorities as we deem necessary to form the basis of the opinion hereinafter expressed. We have assumed the genuineness of the signatures and the conformity to original documents of the copies of such documents supplied to us as copies thereof.

The opinions expressed herein are limited to matters of Ohio business trust law and United States Federal law as such laws exist today; we express no opinion as to the effect of any applicable law of any other jurisdiction. We assume no obligation to update or supplement our opinion to reflect any facts or circumstances that may hereafter come to our attention, or changes in law that may hereafter occur.

Based upon the foregoing, we are of the opinion that, after Post-Effective Amendment No. 76 is effective for purposes of applicable federal and state securities laws, the shares of each fund listed on the attached Exhibit A (the "Funds"), if issued in accordance with the then current Prospectus and Statement of Additional Information of the applicable Fund, will be legally issued, fully paid and non-assessable.

We hereby give you our permission to file this opinion with the Securities and Exchange Commission as an exhibit to Post-Effective Amendment No. 76 to the Registration Statement. This opinion may not be filed with any subsequent amendment, or incorporated by reference into a subsequent amendment, without our prior written consent. This opinion is prepared for the Trust and its shareholders, and may not be relied upon by any other person or organization without our prior written approval.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP

EXHIBIT A

#	Fund Name
1	Neiman Large Cap Value Fund
2	Advisors Capital Total Return - Equity Fund
3	Advisors Capital Small/Mid Cap Fund
4	Advisors Capital Tactical Fixed Income Fund
5	Advisors Capital Active All Cap Fund
6	Advisors Capital Growth Fund
7	Advisors Capital International ETF Fund
8	Advisors Capital Small Cap Blend Fund
9	Advisors Capital Large/Mid Cap Value Fund
10	Advisors Capital VG Diversified Equity Fund
11	Advisors Capital AF Capital Appreciation Fund